Alcon Inc. Q3 2003 Webcast Slides
Table of Contents

Alcon, Inc. 2003 3rd Quarter Conference Call

Safe Harbor Statement

Introduction

Financial Results

Third Quarter Financial Highlights

Year to Date Financial Highlights

Reported vs. Proforma Net Earnings

Third Quarter Income Statement Detail

Year to Date Income Statement Detail

Balance Sheet Highlights

Non-GAAP Reconciliations

Sales Details

Geographic Sales Breakdown

Product Line Sales - Global

Product Line Sales - U.S. vs. Non-U.S.

Pharmaceutical Sales

Pharmaceutical Sales Detail

Surgical Sales

Surgical Sales Detail

Consumer Eye Care Sales

Consumer Sales Detail

Outlook

Financial Guidance

Alcon, Inc.

Author: Alcon Laboratories, Inc.